UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29138/February 24, 2010

_____

In the Matter of   :
                                                 :
PROSPECT STREET HIGH INCOME PORTFOLIO INC.   :
NexBank Tower   :
13455 Noel Rd.   :
Suite 800   :
Dallas, TX 75240   :
                                                 :
(811-5557)   :
                                                 :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Prospect Street High Income Portfolio Inc. filed an application
on September 30, 2008, and amended on September 22, 2009,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On January 29, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29126). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                    Deputy Secretary